# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Eagle Point Income Company, Inc., CIK 0001754836
CUSIP: 269817102
Title of class of securities: Common Shares, par value $0.001
Address of issuer's principal executive offices: 600 Steamboat Road, Suite 202, Greenwich, Connecticut (CT), 06830
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001628280-26-008001
Filed by CIK 0001363829

## Reporting persons
- Enstar Group Limited: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Bermuda (D0); sole voting power 0; shared voting power 3,827,212; sole dispositive power 0; shared dispositive power 3,827,212; aggregate amount beneficially owned 3,827,212 (16.6% of the class)
  Comment: The percentage set forth in row (11) is calculated based upon 23,043,757 shares of the Issuer's Common Stock issued and outstanding as of March 31, 2026, as disclosed in the unaudited consolidated financial statements filed by the Issuer on May 19, 2026.
- Elk Insurance Holdings, LLC: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,827,212; sole dispositive power 0; shared dispositive power 3,827,212; aggregate amount beneficially owned 3,827,212 (16.6% of the class)
  Comment: The percentage set forth in row (11) is calculated based upon 23,043,757 shares of the Issuer's Common Stock issued and outstanding as of March 31, 2026, as disclosed in the unaudited consolidated financial statements filed by the Issuer on May 19, 2026.
- Jennifer Gordon: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,827,212; sole dispositive power 0; shared dispositive power 3,827,212; aggregate amount beneficially owned 3,827,212 (16.6% of the class)
  Comment: The percentage set forth in row (11) is calculated based upon 23,043,757 shares of the Issuer's Common Stock issued and outstanding as of March 31, 2026, as disclosed in the unaudited consolidated financial statements filed by the Issuer on May 19, 2026.
- Anthony Michael Muscolino: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,827,212; sole dispositive power 0; shared dispositive power 3,827,212; aggregate amount beneficially owned 3,827,212 (16.6% of the class)
  Comment: The percentage set forth in row (11) is calculated based upon 23,043,757 shares of the Issuer's Common Stock issued and outstanding as of March 31, 2026, as disclosed in the unaudited consolidated financial statements filed by the Issuer on May 19, 2026.

## Item 1. Issuer
Name of issuer: Eagle Point Income Company, Inc.
Address of issuer's principal executive offices: 600 Steamboat Road, Suite 202, Greenwich, Connecticut, 06830

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being jointly filed by Enstar Group Limited ("Enstar"), Elk Insurance Holdings, LLC ("Elk Insurance Holdings"), Jennifer Gordon and Anthony Michael Muscolino.
Address of principal business office or, if none, residence:
The principal business address of Enstar is as follows:
A.S. Cooper Building, 4th Floor
26 Reid Street
Hamilton, Bermuda HM 11

The principal business address of Elk Insurance Holdings is as follows:
2100 McKinney Avenue, Suite 1500
Dallas, TX 75201

The business address of Jennifer Gordon and Anthony Michael Muscolino is as follows:
2100 McKinney Avenue, Suite 1500
Dallas, TX 75201
Citizenship: Enstar is organized under the laws of Bermuda. Elk Insurance Holdings is organized under the laws of the State of Delaware. Ms. Gordon and Mr. Muscolino are citizens of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of June 30, 2026, (i) Clarendon National Insurance Company owns 1,756,619 shares of Common Stock of the Issuer, (ii) Enstar Holdings (US) LLC owns 1,831,865 shares of Common Stock of the Isuer, and (iii) Cavello Bay Reinsurance Limited owns 238,728 shares of Common Stock of the Issuer, each of which is a wholly-owned indirect subsidiary of Enstar, which is indirectly controlled by Elk Insurance Holdings. The sole shareholder of Enstar is Elk Bidco Limited. The sole owner of the ordinary shares of Elk Bidco Limited is Elk Parent Limited, which is wholly owned by Elk Intermediate Holdings, LLC, which is in turn wholly owned by Elk Topco, LLC. Elk Insurance Holdings owns 100% of the voting non-economic interests in Elk Topco, LLC, and the sole members of Elk Insurance Holdings are Jennifer Gordon and Anthony Michael Muscolino. As a result, Ms. Gordon and Mr. Muscolino and certain intermediate holding companies set forth below under Item 7 may be deemed to beneficially own all of these shares. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each Reporting Person disclaims beneficial ownership of the securities held directly by Clarendon National Insurance Company, Enstar Holdings (US) LLC and Cavello Bay Reinsurance Limited.
Percent of class: 16.6% (based upon 23,043,757 shares of the Issuer's Common Stock issued and outstanding as of March 31, 2026, as disclosed in the unaudited consolidated financial statements filed by the Issuer on May 19, 2026.).
Sole power to vote or to direct the vote: See Item 5 of each cover page, which is hereby incorporated by reference.
Shared power to vote or to direct the vote: See Item 6 of each cover page, which is hereby incorporated by reference.
Sole power to dispose or to direct the disposition: See Item 7 of each cover page, which is hereby incorporated by reference.
Shared power to dispose or to direct the disposition: See Item 8 of each cover page, which is hereby incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Subsidiary:

Elk Topco, LLC
Elk Intermediate Holdings, LLC
Elk Parent Limited
Elk Bidco Limited
Enstar Group Limited
Kenmare Holdings Ltd.
Cavello Bay Reinsurance Limited
Enstar (US Asia-Pac) Holdings Limited
Enstar USA, Inc.
Enstar Holdings (US) LLC
Clarendon National Insurance Company

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Joint Filing Agreement

## Signatures
- Enstar Group Limited: /s/ Audrey Taranto, Audrey Taranto/General Counsel (08/13/2026)
- Elk Insurance Holdings, LLC: /s/ A. Michael Muscolino, A. Michael Muscolino/Managing Member (08/13/2026)
- Jennifer Gordon: /s/ Jennifer Gordon, Jennifer Gordon (08/13/2026)
- Anthony Michael Muscolino: /s/ Anthony Michael Muscolino, Anthony Michael Muscolino (08/13/2026)